Fulbright Tower • 1301 McKinney, Suite 5100 • Houston, Texas 77010-3095

Main: 713 651 5151 • Facsimile: 713 651 5246

March 6, 2013

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: W. John Cash, Branch Chief

Re:	Friedman Industries, Incorporated

Form 10-K for the Fiscal Year Ended March 31, 2012

Filed June 19, 2012

File No. 1-07521

Dear Ladies and Gentlemen:

We write this letter on behalf of Friedman Industries, Incorporated (the “Company”) to provide the Company’s responses to the comment letter received from the Staff of the U.S. Securities and Exchange Commission (the “Staff”) on February 20, 2013, relating to the above-referenced Annual Report on Form 10-K (the “Form 10-K”). We have responded to each comment by number. For the convenience of the Staff, we have repeated the comment immediately preceding the applicable response.

Form 10-K for Fiscal Year Ended March 31, 2012

Financial Statements

Consolidated Statements of Earnings, page 5

1.	It appears you generate some portion of your revenues from processing services. If material, please refer to Rule 5-03(1)(d) of regulation S-X and separately disclose in future filings, your revenues from services.

The Company generated revenues of approximately $933,500 from fees charged for processing services in the fiscal year ended March 31, 2012, or approximately 0.6% of the Company’s total revenues. The Company believes that revenues generated from fees charged for processing services are immaterial to the Company’s results of operations and financial condition, as a whole. Therefore, in view of the foregoing, the Company does not believe it is necessary or appropriate at this time to disclose separately in future filings its revenues from processing services.

2.	We note elsewhere in your document, that you engage in processing customer-owned steel coils on a fee basis. In future filings, please expand your accounting policy to address the elements of revenue recognition for these activities. If revenues for processing services are not material, please state such in your disclosures.

AUSTIN • BEIJING • DALLAS • DENVER • DUBAI • HONG KONG • HOUSTON • LONDON • LOS ANGELES • MINNEAPOLIS

MUNICH • NEW YORK • PITTSBURGH-SOUTHPOINTE • RIYADH • SAN ANTONIO • ST. LOUIS • WASHINGTON DC

www.fulbright.com

U.S. Securities and Exchange Commission

March 6, 2013

As stated in the Company’s response to the Staff’s Comment number 1 above, the Company generated revenues of approximately $933,500 from fees charged for processing services in the fiscal year ended March 31, 2012, or approximately 0.6% of the Company’s total revenues. The Company believes that revenues generated from fees charged for processing services are immaterial to the Company’s results of operations and financial condition, as a whole, and the Company will so state in its future filings. In the light of the immateriality of this activity with respect to the Company as a whole, the Company does not believe that it is necessary or appropriate at this time to expand its accounting policy discussion in future filings to address the elements of revenue recognition for these activities.

3.	Please expand your revenue recognition policy in general, to address all elements of revenue recognition found in SAB Topic 13:A.l.

The Company will expand the disclosure of its revenue recognition policy in future filings to address all elements of revenue recognition found in SAB Topic 13:A.1 by adding the following disclosure:

Revenue Recognition: Revenue from sales of products is recognized at the time that title and the risks and rewards of ownership pass, which is on the date of shipment. This date is when the terms of customers’ arrangements are met, the sales price is fixed or determinable and collection is reasonably assured.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year- Ended March 31, 2012 Compared to Year- Ended March 31, 2011, page 15

4.	We note your coil processing facility in Decatur, Alabama has sustained operating losses in every year since its commissioning in August 2008. Your disclosure indicates you expect to continue sustaining operating losses until demand for coil products improves. Please address the following:

•	Please tell us whether you have evaluated this facility for possible impairment as of 03/31/2012 and explain to us the results of any such impairment analysis. To the extent you did not evaluate this facility for impairment, please explain why you believe no such analysis was necessary.

The Company did not evaluate the Company’s Decatur, Alabama coil processing facility (“Decatur”) for impairment as of March 31, 2012. ASC section 360-10-35-21 states that a long-lived asset shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. ASC 360 provides the following examples of events that may give rise to the need for an impairment analysis: a significant decrease in the market price of a long-lived asset (asset group); a significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition; a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group); a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group); or a current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

U.S. Securities and Exchange Commission

March 6, 2013

None of the events described above occurred during the Company’s fiscal year ended March 31, 2012. However, the Company’s disclosure cited by the Staff in the introductory paragraph of its Comment number 4 may inadvertently lead a reader to conclude that Decatur’s current-period operating or cash flow loss combined with its history of operating or cash flow losses should have triggered the need to perform an asset impairment analysis. As noted below, the Company does not believe that impairment has occurred and does not currently have the discrete financial information available to determine cash flows from operations related to Decatur on a “stand alone” basis.

The Company does not consider Decatur as a “stand alone” operation, but instead an integral part of the Company’s overall coil product segment. The Company’s coil product segment includes Decatur and the Company’s Hickman, Arkansas coil processing facility (“Hickman”). These facilities are functionally equivalent with respect to machinery, equipment, capacities and products produced. Shipments of coil products are made from the facility offering the desired product or, if available at both facilities, other factors, such as customer location, freight conditions and the ability of the facility to fulfill the order on a timely basis, enter into the decision. In addition, prime coil inventory at these facilities is combined to form one inventory pool, and cost is determined under the dollar-value, last-in, first-out (LIFO) method. The Company’s XSCP division (“XSCP”), an operation that purchases and markets non-standard hot-rolled coils, is also included in the coil product segment operations. In recent years, the Company has increasingly marketed non-standard coils on a “cut-to-length” basis. Decatur and Hickman provide inventory management, handling, processing and shipping services to XSCP and share certain employees and expenses with XSCP. In the accounting records of the Company, revenues resulting from the sales of non-standard coil products are credited to XSCP and are not shared with Decatur and Hickman. Therefore, the Company does not have the discrete financial information to determine the profitability at each operation. The Company’s coil product segment had revenues of approximately $69,198,000 and $62,030,000 and operating profits of approximately $186,000 and $1,368,000 for the fiscal years ended March 31, 2012 and 2011, respectively. Therefore, the Company did not identify indicators suggesting that coil product segment operating assets were impaired and did not believe any impairment analysis was necessary.

•	Tell us whether you expect to sustain an additional operating loss for this facility in your fiscal year ended March 31, 2013.

As noted in the Company’s response to the first paragraph of the Staff’s Comment number 4 above, the Company does not have the discrete financial information available to determine the operating profit related to Decatur. However, the Company does expect that its coil product segment will record operating profits for the fiscal year ending March 31, 2013, and will not exhibit indicators of impairment. For the nine months ended December 31, 2012, the Company reported revenues and operating profit for the coil product segment of approximately $49,188,000 and $732,000, respectively.

•

To the extent you expect to sustain an additional operating loss for this facility in fiscal year 2013 and do not believe the facility is impaired, in future filings, expand your critical accounting policy disclosures to explain and

U.S. Securities and Exchange Commission

March 6, 2013

present the key assumptions you are using in your impairment analysis. We would expect your disclosure to include a robust discussion of your key judgments and assumptions as well as a sensitivity analysis of these key assumptions. Please provide us as part of your response, your expected enhanced disclosures to be included in future filings.

As noted in the Company’s response to the first paragraph of the Staff’s Comment number 4 above, the Company does not consider Decatur as a “stand alone” operation, but instead an integral part of the Company’s overall coil product segment, which, includes Decatur, Hickman and XSCP. The Company has included Decatur in its coil product segment since the facility began operations in August 2008. The coil product segment recorded operating profits of approximately $186,000 and $1,368,000 for the fiscal years ended March 31, 2012 and 2011, respectively, and the Company expects its coil product segment will record operating profits for its fiscal year ending March 31, 2013. Accordingly, the Company does not consider the coil product segment operating assets to be impaired and does not believe any impairment analysis of the product segment or any specific facility included in the product segment is necessary. Therefore, in view of the foregoing, the Company does not believe it is necessary or appropriate at this time to expand its critical accounting policy discussion in future filings to explain and present any impairment analysis key assumptions.

In its Annual Report on Form 10-K for the fiscal year ending March 31, 2013, the Company will provide an enhanced discussion regarding the operations of its coil product segment. This discussion will include disclosures as more fully described in the Company’s response to the first paragraph of the Staff’s Comment number 4 above.

GENERAL COMMENTS REGARDING DECATUR

Based on the Company’s internal financial information and its informal allocation of revenues and expenses contained therein, Decatur reflected operating losses of approximately $1,200,000 and $890,000 for the fiscal years ended March 31, 2012 and 2011, respectively. These operating losses included charges for non-cash depreciation expense of approximately $973,000 and $994,000 for the fiscal years ended March 31, 2012 and 2011, respectively. These operating losses did not include the benefits resulting from XSCP sales at Decatur. The gross profit the Company received from XSCP sales would impact the cash flows of Decatur on a “stand alone” basis. The Company does not have the discrete financial information to complete an analysis that includes the allocation of XSCP activity between its facilities. The Company believes the undiscounted cash flows produced by Decatur combined with any future cash flow from selling the property would be in excess of the net book value of the facility’s fixed assets.

In 2012, the office of the Revenue Commissioner of Morgan County, Alabama appraised the Decatur fixed assets at a fair market value of approximately $10,428,000, which the Company believes is conservative. This fair market value substantially exceeds the recorded net book value of such assets of approximately $8,248,000 at March 31, 2012. The Company expects the variance between fair market value and net book value will be greater at March 31, 2013, due primarily to depreciation expense taken on Decatur assets during the fiscal year ending March 31, 2013.

U.S. Securities and Exchange Commission

March 6, 2013

The Company’s disclosure in prior filings regarding the operating loss at Decatur was intended to indicate its negative impact on the Company’s coil product segment during the early existence of Decatur. The Company intends to discontinue this disclosure in its Annual Report on Form 10-K for the fiscal year ending March 31, 2013.

The Company believes that Decatur is economically viable and considers it a long-term investment. The U.S. economy has been in or near recession since the facility opened in August 2008, and the Company believes the operations of Decatur have been affected by and are consistent with the results of the U.S. economy. The Company is cautiously optimistic that the U.S. economy will improve and will generate a stronger market for coil products in the future and that Decatur will have a positive impact on the Company’s coil product segment in future periods.

The Company has informed us that it acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has questions regarding the foregoing, please contact Robert E. Wilson (713/651-5107) or Robin Preussel Phillips (713/651-5564) of this firm.

Very truly yours,

/s/ Robert E. Wilson
Robert E. Wilson

cc:	Ben Harper, Senior Vice President – Finance

Robin Preussel Phillips, Fulbright & Jaworski L.L.P.